Exhibit 99.1
[LOGO]


                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                     CONTACT IN U.S.
Korea Thrunet Co., Ltd.              The Global Consulting Group
KD Park                              Mark Jones
Investor Relations                   Investor Relations
kdpark@corp.thrunet.com              mark.p.jones@tfn.com
822-3488-8826                        212-807-5027

            Korea Thrunet announces Hanaro Telecom agreed to replace
                Trigem and Naray as Thrunet's Largest Shareholder

           Thrunet and Hanaro to remain as separate operating entities

Seoul and New York, January 2, 2003 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that Hanaro Telecom Inc. (Nasdaq;HANA) ("Hanaro"), the second largest fixed-line carrier in Korea, has signed an agreement to acquire 55,864,431 shares of Thrunet's outstanding common shares from Trigem Computer, Inc. ("Trigem"), Naray & Company, Inc. ("Naray") and their affiliates. Trigem, Naray and their affiliates have agreed to swap their Thrunet common stock, in the number of 34,941,289 shares, 20,098,958 shares, and 824,184 shares, respectively, for convertible bonds to be issued by Hanaro. Upon completion of this transaction, Hanaro will become Thrunet's largest shareholder, representing approximately 72.0% of the total outstanding shares.

It is agreed that Hanaro will initially acquire approximately 31.8 % of the total outstanding shares on January 3, 2003, and thereafter 40.2% on February 7, 2003. According to the


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preliminary agreement, 1.43 shares of Thrunet common stock (after the three-for-one reverse stock split) will be swapped for one convertible bond that is convertible into one share of Hanaro's common stock. Hanaro will conduct its due diligence in order to evaluate the fair value per share of Thrunet's common stock, considering Thrunet's current plan on corporate restructuring. The final swap ratio between Thrunet's outstanding common stock and Hanaro's convertible bond is expected to be determined by February 7, 2003, upon which the swap transaction will be closed.

However, The majority ownership of Thrunet's shares by Hanaro does not constitute an immediate merger of two companies. Thrunet will continue to operate as independent entity under its own brand, while discussing all strategic options for the future relationship with Hanaro.

Thrunet believes that if this transaction is completed successfully, the Company's market competitiveness will be strengthened by the alliance between Hanaro and Thrunet, with a combined market share of 40.8% in the broadband Internet access service industry in Korea. As a result, Thrunet and Hanaro will be able to compete more closely head to head against Korea Telecom who has the largest market share of 46.7%.

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, Thrunet has 1,301,058 paying end-users at the end of November 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the


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possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone:822-3488-8826            Fax: 822-3488-8511         http://www.thrunet.com

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